July 11, 2013

Ms. Michelle Stasny Securities and Exchange Commission Division of Corporate Finance Office of Structured Finance Washington, D.C. 20549

Re:	WFRBS Commercial Mortgage Trust 2011-C5
WFRBS Commercial Mortgage Trust 2012-C6
WFRBS Commercial Mortgage Trust 2012-C8
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-172366-01, 333-172366-02 and 333-172366-03
The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 13, 2013
File No. 025-00538
Liberty Island Group I LLC
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 11, 2013
File No. 025-01194

Dear Ms. Stasny:

Thank you for taking the time to speak with me today regarding the above-referenced filings. In regard to our conversation, I would like to confirm that we are diligently working on a response to your letter dated June 28, 2013. We anticipate providing you with a response no later than, Tuesday July 30, 2013.

Please do not hesitate to contact me if you have any additional questions or concerns.

Very truly yours,

/s/ Stuart N. Goldstein

Stuart N. Goldstein

cc:	Anthony Sfarra
Jeff Blake, Esq.
Joseph Kelly, Esq.